CONFORMED

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of October, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: October 26, 2012	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr Title: Chief Financial Officer

For Immediate Release

October 26, 2012

Grupo Radio Centro Reports Third Quarter and Nine Months of 2012 Results

Mexico City, October 26, 2012 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the third quarter and nine months ended September 30, 2012. All figures were prepared in accordance with International Financial Reporting Standards (IFRS).

Third Quarter Results

The Company’s broadcasting revenue for the third quarter of 2012 totaled Ps. 264,474,000, a 3.6% increase compared to the Ps. 255,215,000 reported for the third quarter of 2011. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico, who purchased more airtime during the third quarter of 2012 compared to the same period of 2011.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate expenses) for the third quarter of 2012 totaled Ps. 184,410,000, a 5.2% increase compared to the Ps. 175,318,000 reported for the third quarter of 2011. This increase was mainly due to (i) higher research expenses related to IBOPE, (ii) higher commissions paid to the Company’s sales force and to advertising agencies due to the increase in broadcasting revenue and (iii) higher maintenance expenses.

The Company’s depreciation and amortization expenses for the third quarter of 2012 totaled Ps. 5,225,000, a 17.5% decrease compared to the Ps. 6,337,000 reported for the third quarter of 2011. This decrease was attributable to a reduction in the amount of depreciable assets.

The Company’s corporate expenses for the third quarter of 2012 totaled Ps. 2,808,000, the same amount reported for the third quarter of 2011.

The Company’s operating income for the third quarter of 2012 totaled Ps. 72,031,000, a slight increase compared to the Ps. 70,752,000 reported for the third quarter of 2011.

The Company’s other expenses, net for the third quarter of 2012 totaled Ps. 59,867,000, a significant increase compared to the Ps. 12,581,000 reported for the third quarter of 2011. This increase was mainly attributable to (i) legal expenses incurred during the third quarter of 2012 in connection with the transaction involving the KXOS-FM radio station assets, which is described in greater detail below, (ii) expenses incurred in connection with the Gutierrez Vivo and Infored legal proceedings, and (iii) higher expenses related to fees paid to the Company’s executive committee.

The Company’s finance costs for the third quarter of 2012 totaled Ps. 2,639,000, a 50.1% decrease compared to the Ps. 5,293,000 reported for the third quarter of 2011. This decrease was mainly attributable to the total repayment of the Company’s loan with Banco Inbursa, S.A. on August 3, 2012.

Grupo Radio Centro, S.A.B. de C.V.

Third Quarter 2012 Results

The Company’s profit before income taxes for the third quarter of 2012 totaled Ps. 9,525,000, a 82.0% decrease compared to the Ps. 52,878,000 reported for the same period of 2011. This decrease was mainly attributable to the increase in other expenses net, described above.

The Company’s income tax provision for the third quarter of 2012 totaled Ps. 1,134,000, as a negative provision, a significant decrease compared to the Ps. 21,768,000 recorded in the third quarter of 2011. This decrease was mainly due to certain tax benefits obtained.

As a result of the foregoing, the Company’s profit in the third quarter of 2012 totaled Ps. 10,659,000, a 65.7% decrease compared to the profit of Ps. 31,110,000 recorded for the third quarter of 2011.

Nine-Month Results

The Company’s broadcasting revenue for the nine months ended September 30, 2012 totaled Ps. 742,020,000, a 10.0% increase compared to the Ps. 674,412,000 reported for the same period of 2011. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico, who purchased more airtime during the nine months of 2012 compared to the same period of 2011.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate expenses) for the nine months of 2012 totaled Ps. 543,228,000, a 5.8% increase compared to the Ps. 513,516,000 reported for the same period of 2011. This increase was primarily due to (i) higher commissions paid to the Company’s sales force and to advertising agencies due to the increase in broadcasting revenue, (ii) higher maintenance expenses and (iii) an increase in production costs for talk shows programs.

The Company’s depreciation and amortization expenses for the nine months of 2012 totaled Ps. 15,676,000, a 10.6% decrease compared to the Ps. 17,525,000 reported for the same period of 2011. This decrease was due to a reduction in the amount of depreciable assets for the nine months of 2012 compared to the same period of 2011.

The Company’s corporate expenses for the nine months of 2012 totaled Ps. 10,365,000, the same amount reported for the same period of 2011.

The Company’s operating income for the nine months of 2012 totaled Ps. 172,751,000, a 29.9% increase compared to the Ps. 133,006,000 reported for the same period of 2011. This increase was mainly a result of the increase in broadcasting revenue during 2012.

The Company’s other expenses, net for the nine months of 2012 totaled Ps. 103,572,000, a significant increase compared to the Ps. 43,784,000 reported for the same period of 2011. This increase was mainly attributable to (i) legal expenses incurred during the third quarter of 2012 in connection with the transaction involving KXOS-FM radio station assets, which is described in greater detail below, (ii) expenses incurred in connection with the Gutierrez Vivo and Infored legal proceedings, and (iii) higher expenses related to fees paid to the Company’s executive committee.

The Company’s finance costs for the nine months of 2012 totaled Ps. 9,812,000, a decrease of 37.4% compared to the Ps. 15,677,000 reported for the same period of 2011. This decrease was mainly attributable to the total repayment of the Company’s loan with Banco Inbursa, S.A. on August 3, 2012.

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Grupo Radio Centro, S.A.B. de C.V.

Third Quarter 2012 Results

The Company’s profit before income tax for the nine months of 2012 totaled Ps. 59,367,000, a 19.3% decrease compared to the profit before income tax of Ps. 73,545,000 reported for the same period of 2011. This decrease was mainly due to the aforementioned increase in other expenses.

For the nine months of 2012, the Company’s income tax provision totaled Ps. 3,652,000, as a negative provision compared to the income tax of Ps. 43,344,000 recorded for the same period of 2011. This decrease was mainly the result of certain tax benefits obtained.

As a result of the foregoing, the Company’s profit in the nine months of 2012 totaled Ps. 63,019,000, an increase of 108.7% compared to Ps. 30,201,000 profit for the same period of 2011.

Other Matters:

In August 23, 2012, the Company announced that the KXOS-FM radio station assets have been acquired by a newly-formed entity, 93.9 Holdings, Inc., pursuant to the Put and Call Agreement entered into with Emmis Communications Corporation and certain of its subsidiaries (collectively, “Emmis”) in April 2009, which was amended in April of this year to reduce the purchase price to US$85.5 million.

The acquiring entity, 93.9 Holdings, Inc., is controlled by 93.9 Investment, LLC, which is wholly owned by certain members of the Aguirre family who are U.S. citizens. GRC’s wholly-owned subsidiary, Grupo Radio Centro LA, LLC (“GRC-LA”), owns a 25% equity stake in 93.9 Holdings, Inc., and GRC-LA and 93.9 Investment, LLC have entered into a shareholders’ agreement relating to their interests in 93.9 Holdings, Inc. Pursuant to this shareholders’ agreement, GRC-LA will have certain customary minority shareholder rights, including those relating to extraordinary corporate transactions, and has a call option to acquire, subject to compliance with the rules and regulations of the Federal Communications Commission, the equity in 93.9 Holdings, Inc. held by 93.9 Investment, LLC, at a purchase price based on the amount of capital contributed by 93.9 Investment, LLC to 93.9 Holdings, Inc.

In order to finance the acquisition, 93.9 Holdings, Inc. entered into a US$90 million senior secured credit facility guaranteed by GRC and certain of its operating subsidiaries with a group of lenders for which Credit Suisse Securities (USA) LLC acted as the lead arranger. The credit facility provides for a term loan in two tranches, one of which has a five-year term and the other of which has a seven-year term. The principal amounts borrowed under the credit facility are required to be repaid in accordance with a graduated amortization schedule that requires 93.9 Holdings, Inc. to start repaying, on a quarterly basis, the amounts borrowed under the five-year tranche in six months and the amounts borrowed under the seven-year tranche in 18 months. In addition to being guaranteed by GRC and certain of its operating subsidiaries, the credit facility is secured by a first priority lien on substantially all of 93.9 Holdings, Inc.’s and its subsidiary’s assets and substantially all of GRC’s property, including its corporate headquarters. The guarantee agreement entered into by GRC and certain of its subsidiaries requires GRC to maintain certain financial ratios, and comply with other financial conditions that, among other things, limit its ability to incur additional indebtedness, pay dividends, pledge assets and enter into transactions with affiliates.

As a result of this acquisition, the Local Programming and Marketing Agreement (“LMA”) for the KXOS-FM radio station entered into between GRC-LA and Emmis on April 3, 2009 has been terminated. GRC-LA and 93.9 Holdings, Inc. have entered into a new LMA effective as of August 23, 2012 pursuant to which GRC-LA will continue to provide programming to, and sell advertising time, on KXOS-FM on substantially the same terms and conditions as the LMA that had been entered into with Emmis, except that the fees payable by GRC-LA will be equal, in any period, to the debt service requirements of 93.9 Holdings, Inc. for such period under the credit facility described above. GRC-LA will also be required to reimburse 93.9 Holdings, Inc. for any expenses incurred by it with respect to the KXOS-FM radio station

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Grupo Radio Centro, S.A.B. de C.V.

Third Quarter 2012 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 6 FM and 6 AM are located in Mexico City, one AM station in Guadalajara and Monterrey, respectively, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition, the Company also operates Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 130 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

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Grupo Radio Centro, S.A.B. de C.V.

Third Quarter 2012 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of September 30, 2012 and 2011
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	September 30,
	2012		2011
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and cash equivalents	5,559	71,807	135,463

Accounts receivable:
Broadcasting receivables - Net	19,404	250,647	252,946
Other receivables	1,651	21,320	8,976
Income taxes recoverable	2,777	35,872	1,782
	23,832	307,839	263,704

Prepaid expenses	4,444	57,407	34,009
Total current assets	33,835	437,053	433,176

Property and equipment	37,354	482,502	427,820
Other Deposits	3,789	48,947	0
Other Investments	250	3,229	0
Deferred charges, net	169	2,181	3,723
Goodwill	64,168	828,863	828,863
Other assets	294	3,775	3,404
Total assets	139,859	1,806,550	1,696,986

LIABILITIES
Current liabilities:
Current portion of long-term debt	0	0	40,792
Deferred revenue	7,821	101,019	100,581
Accounts payable and accrued expenses	6,685	86,344	65,219
Taxes payable	2,626	33,919	35,845
Total current liabilities	17,132	221,282	242,437

Non-current liabilities:
Long-term debt	0	0	60,000
Employee benefits	6,048	78,125	62,361
Deferred taxes	2,195	28,351	23,842
Total liabilities	25,375	327,758	388,640

STOCKHOLDERS' EQUITY
Common stock	82,059	1,059,962	1,059,962
Retained earnings	29,961	387,009	215,972
Reserve for repurchase of shares	2,322	29,989	29,989
Other comprehensive income	125	1,618	2,105
Equity attributable to owners of the Company	114,467	1,478,578	1,308,028
Non-controlling Interest	17	214	318
Total equity	114,484	1,478,792	1,308,346
Total liabilities and Stockholders' equity	139,859	1,806,550	1,696,986

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of
Ps. 12.917 per U.S. dollar, the rate on September 30, 2012

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Grupo Radio Centro, S.A.B. de C.V.

Third Quarter 2012 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2012 and 2011
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	3rd Quarter			Accumulated 9 months
	2012		2011	2012		2011
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	20,475	264,474	255,215	57,445	742,020	674,412
Broadcasting expenses, excluding depreciation,
amortization and corporate expenses	14,277	184,410	175,318	42,055	543,228	513,516

Depreciation and amortization	405	5,225	6,337	1,214	15,676	17,525
Corporate expenses	217	2,808	2,808	802	10,365	10,365
Operating income	5,576	72,031	70,752	13,374	172,751	133,006

Other expenses, net	(4,635)	(59,867)	(12,581)	(8,018)	(103,572)	(43,784)

Finance costs:
Interest expense	(233)	(3,016)	(4,895)	(774)	(9,993)	(15,266)
Interest income (2)	5	65	0	15	190	2
Income (loss) on foreign currency exchange, net	24	312	(398)	(1)	(9)	(413)
Net finance costs	(204)	(2,639)	(5,293)	(760)	(9,812)	(15,677)

Profit before income taxes	737	9,525	52,878	4,596	59,367	73,545

Income tax expense	(88)	(1,134)	21,768	(283)	(3,652)	43,344
Profit (loss) for the period	825	10,659	31,110	4,879	63,019	30,201

Profite (loss) applicable to:
Majority interest	825	10,658	31,109	4,879	63,018	30,197
Minority interest	0	1	1	0	1	4
	825	10,659	31,110	4,879	63,019	30,201

Net income (loss) per Series A Share (3)				0.099	1.2802	0.6335
Net income (loss) per ADS (3)				0.892	11.5218	5.7015
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.917 per U.S. dollar, the rate on September 30, 2012

(2)	Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2012 and 2011 was Ps. 1,470,000 and Ps. 1,215,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2012 and 2011 was Ps. 3,808,000 and Ps. 2,238,000, respectively

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

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